UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 0-8176
CUSIP Number 845331

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  March 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:  (Not Applicable)

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

PART I—REGISTRANT INFORMATION

SouthWest Water Company

Full Name of Registrant

Former Name if Applicable

624 South Grand Avenue, Suite 2900

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90017

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SouthWest Water Company (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2009 (the “Report”) and does not expect to file the Report on or before the expiration of the five-day extension period granted pursuant to Rule 12b-25.

The delay in filing first quarter 2009 results is due to the previously announced restatement of prior period financial results after management discovered certain errors. As previously disclosed in a 12b-25 filed on March 13, 2009, management has identified deficiencies in its internal controls over financial reporting during and prior to the restatement periods. Although management has not completed its assessment, it is expected that the assessment of the control deficiencies, either individually or in combination, is likely to result in a conclusion that material weaknesses existed. As such, management has expanded the review to include additional procedures and analysis to compensate for insufficient controls. The Company believes that the extra time and expense associated with these additional procedures will aid in assuring that no further issues are present and an appropriate remediation plan is in place.

The Company also previously disclosed in the 12b-25 filed on March 13, 2009 that the Company’s debt agreements require it to maintain specified financial ratios and comply with other restrictive covenants. Management believes that as a result of balance sheet impacts identified in the restatement, its total capitalization ratio may exceed its covenant limit of 60% for a period of time. The Company is in discussions regarding obtaining an amendment to its current agreement with its banking syndicate. While the Company is confident that it will be able to obtain the amendment, if it is unable to do so or unable to obtain alternative financing arrangements, there would be a material adverse impact on its business. The Company expects to file its first quarter 2009 results as soon as practical after it completes the restatement of prior period statements.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William K. Dix	213	929-1800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐  Yes     ☒   No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and Annual Report on Form 10K for the period ending December 31, 2008.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes   ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III above, the Company will be restating its prior period financial statements, including the statements for the quarter ended March 31, 2008. The costs to prepare the restatement will also impact the results throughout 2009. The Company is unable to estimate the impact at this time because the restatement is not yet complete.

SouthWest Water Company
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 11, 2009

By:	/s/ William K. Dix
Name: William K. Dix
Title: Vice President, General Counsel
and Corporate Secretary